Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

IN CONNECTION WITH THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE
SIX MONTHS ENDED JUNE 30, 2021

In this report, as used herein, and unless the context suggests otherwise, the terms “GFAI,” “Company,” “we,” “us” or “ours” refer to the combined business of Guardforce AI Co., Limited, its subsidiaries and other consolidated entities. References to “dollar” and “$” are to U.S. dollars, the lawful currency of the United States. References to “THB” are to the legal currency of Thailand. References to “SEC” are to the Securities and Exchange Commission.

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited consolidated financial statements and the related notes included elsewhere in this Report on Form 6-K and with the discussion and analysis of our financial condition and results of operations contained in our Annual Report on Form 20-F for the fiscal year ended December 31, 2020 filed with the Securities and Exchange Commission on April 29, 2021 (the “2020 Form 20- F”). This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those identified elsewhere in this report on Form 6-K, and those listed in the 2020 Form 20-F under “Item 3. Key Information-D. Risk Factors” or in other parts of the 2020 Form 20-F.

Overview

We conduct business through Guardforce Cash Solutions Security Thailand Co., Limited, or GF Cash (CIT), our subsidiary, in one segment which provides secured logistics solutions in Thailand. This includes the following services:

(i) Cash-In-Transit – Non-Dedicated Vehicle (Non-DV):

CIT (Non-DV) includes the secure transportation of cash and other valuables between commercial banks and the Bank of Thailand, Thailand’s central bank. CIT (Non-DV) also includes the transportation of coins between the commercial banks, the Thai Royal Mints and the Bank of Thailand. As such, the main customers for this service are the local commercial banks. Charges to the customers are dependent on the value of the consignment; condition of the cash being collected (for example, seal bag collection, piece count collection, bulk count collection, or loose cash collection); and the volume of the transaction. Vehicles used for the delivery of this service are not dedicated to the specific customers.

(ii) Cash-In-Transit – Dedicated Vehicle (DV):

CIT (DV) includes the secure transportation of cash and other valuables between commercial banks. As part of this service, dedicated vehicles are assigned specifically to the contracted customer for their dedicated use between the contracted designated bank branches. As this is a dedicated vehicle service, customers will submit direct schedules to our CIT teams for the daily operational arrangements and planning. Charges to the customers are on a per vehicle per month basis.

(iii) ATM Management Services:

ATM management includes cash replenishment services and first and second line of maintenance services for the ATM machines. First line of maintenance services (FLM) includes rectification of issues related to jammed notes, dispenser failures and transaction record print-out issues. Second line of maintenance services (SLM) includes all other issues that cannot be rectified under the FLM. SLM includes, for example, complete machine failure, and damage to hardware and software.

(iv) Cash Processing (CPC):

Cash processing (CPC) services include counting, sorting, counterfeit detection and vaulting services. We provide these services to commercial banks in Thailand.

(v) Cash Center Operations (CCT):

Cash Center Operations (CCT) is an outsourced cash center management service. We operate the cash center on behalf of the customer, which includes note counting, sorting, storage, inventory management and secured transportation of the notes and coins to the various commercial banks in Thailand.

(vi) Cheque Center Service (CDC):

Cheque Center Service (CDC) includes secured cheque pickup and delivery service.

(vii) Express Cash:

The express cash service is an expansion of our Guardforce Digital Machine, or GDM, solution. We work with commercial banks to have a mobile GDM installed in our CIT vehicles to collect cash from retail customers at the retailers’ sites. The cash is immediately processed inside the CIT vehicle and the cash counting results are immediately transmitted to GF Cash (CIT) headquarters and to a commercial bank. The bank will then credit the counted amount to its customers’ bank accounts. We launched the Express Cash service in 2019.

(viii) Coin Processing Service:

The Coin Processing Service includes the secure collection of coins from retail businesses and banks. The coins are stored and then delivered to the Royal Thai Mint, a sub-division of the Thai Treasury Department, Ministry of Finance. We deploy manpower to work at the Royal Thai Mint as cashier services. Additionally, we use our existing vehicle fleet to deliver coins from the Royal Thai Mint to bank branches, and vice versa.

(ix) Cash Deposit Management Solutions:

Cash Deposit Management Solutions are currently delivered by our Guardforce Digital Machine solution. Our GDM product is deployed at customer sites to provide secured retail cash deposit services. Customers use our GDM product to deposit daily cash receipts. We then collect the daily receipts from our GDM in accordance with agreed schedules. All cash receipts are then securely collected and delivered to our cash processing center for further handling and processing.

The business environment in which we operate can change quickly. We must quickly adapt to changes in the competitive landscape and local market conditions. To be successful, we must be able to balance, on a market-by market basis, the effects of changing demand on the utilization of our resources. We operate on a centralized basis but allow enough flexibility so local field management can adjust operations to the particular circumstances of their markets.

We measure financial performance on a long-term basis. We create value by focusing on yielding solid returns on capital, growing our revenues and earnings, and generating cash flows sufficient to fund our growth.

Results of Operations

The following table sets forth a summary of our unaudited interim condensed consolidated results of operations and the amounts as a percentage of total revenues for the periods indicated. This information should be read together with our unaudited interim condensed consolidated financial statements and related notes included elsewhere in this prospectus. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	For the six months ended June 30,
	2021		2020
	$	% of Revenue	$	% of Revenue
Revenue	18,405,025	100.0%	18,728,786	100.0%
Cost of revenue	(16,346,463)	(88.2)%	(15,441,180)	(82.5)%
Gross margin	2,058,562	11.8%	3,287,606	17.5%
Provision for withholding tax receivables	(98,226)	(0.5)%	-	-
Administrative expenses	(3,271,608)	(17.8)%	(4,097,532)	(21.9)%
Loss from operations	(1,311,272)	(6.5)%	(806,926)	(4.4)%
Other income	237,178	1.3%	32,452	0.2%
Foreign exchange loss, net	(40,137)	0.2%	(310,207)	(0.9)%
Finance costs	(440,952)	(2.4)%	(435,713)	(2.3)%
Loss before income tax expense	(1,555,183)	(7.8)%	(1,520,394)	(7.4)%
Provision for income taxes	-	-	(58,368)	(0.3)%
Net loss for the year	(1,555,183)	(7.8)%	(1,578,762)	(7.7)%
Net loss attributable to:
Equity holders of the Company	(1,555,274)		(1,573,342)
Non-controlling interests	91		(5,420)
	(1,555,183)		(1,578,762)

Comparison of six months ended June 30, 2021 and 2020

Revenue

For the six months ended June 30, 2021, our revenue was $18,405,025, a decrease of $323,761, or 1.7%, compared to $18,728,786 for the six months ended June 30, 2020. There was severe spread of COVID-19 in Thailand from March to May 2020 which led to the reduced number of customer orders. Thailand was relatively successful in containing the pandemic after May 2020 throughout most of 2020, but has been experiencing an uncontrolled resurgent outbreak since April 2021. The continuous spread of COVID-19 in 2021 led to the decrease in our revenue in 2021. The frequency of services delivered for our CIT and ATM management services business was affected as certain customers’ facilities were closed to curtail the spread of the coronavirus, especially during April 2021 to September 2021. In addition, as a result of two of our bank customers completing a merger in late 2020, our number of service activities were reduced compared to the six months ended June 30, 2020. Although there was a drop in revenue for CIT related business, we benefited from an increase and stronger demand for our GDM products and Robotics AI Solutions business by our customers. For the six months ended June 30, 2021, the revenue contribution from our Guardforce Digital Machine, or GDM product increased by $212,078 or 33.2%, which represents approximately 4.6% of our total revenue as compared to 3.4% for the six months ended June 30, 2020. For the six months ended June 30, 2021, the revenue contribution from our Robotics AI Solutions increased by $75,348 or 58.6%, which represents approximately 1.1% of our total revenue as compared to 0.7% for the six months ended June 30, 2020.

Cost of revenue and gross margin

Cost of revenue:

Cost of revenue consists primarily of internal labour cost and related benefits, and other overhead costs that are directly attributable to services provided.

For the six months ended June 30, 2021, our cost of revenue was $16,346,463, an increase of $905,283, or 5.9%, compared to $15,441,180 for the six months ended June 30, 2020. Cost of revenue as a percentage of our revenues increased from 82.4% for the six months ended June 30, 2020 to 88.8% for the six months ended June 30, 2021. This increase was mainly due to the increase in fuel consumption costs in 2021 by approximately 35.8% from THB18.97 ($0.6) average per litre as of June 2020 to THB25.76 ($0.8) average per litre as of June 2021. Despite the effective manpower streamline project to reduce our direct labor cost, the cost of overtime during the six months ended June 30, 2021 increased due to more services being performed during public holidays in 2021. Additionally, rental expense for our Thailand office increased by $336,487 for the six months ended June 30, 2021 due to the reallocation of a portion of the office rental from administrative expense to cost of revenue in 2021.

Gross margin:

As a percentage of revenue, our gross margin decreased from 17.6% for the six months ended June 30, 2020 to 11.2% for the six months ended June 30, 2021, primarily due to increase in labour costs of overtime, fuel consumption costs and reallocation of rental expense in 2021.

Administrative expenses

The Company’s total administrative expenses are comprised of selling expenses and administrative expenses.

●	Selling expenses are mainly comprised of compensation and benefits for our sales and marketing personnel, travel and entertainment expenses, exhibitions, advertising and marketing promotion expenses, depreciation of motor vehicles, rental expenses, utility expenses and transportation charges.

●	Administrative expenses are mainly comprised of compensation and related expenses for our management and administrative personnel, depreciation of leasehold improvements and motor vehicles and rental expenses of our administrative offices in Bangkok, Thailand.

For the six months ended June 30, 2021, our total administrative expenses were $3,271,608, an decrease of $822,924, or 20.1%, compared to $4,097,532 for the six months ended June 30, 2020. The net decrease was mainly due to:

●	Absence of severance payment due to no employees being laid off in 2021;

●	Decrease in employee compensation and related expenses due to the reduction of manpower in 2021; and

●	Decrease in rental expense for our Thailand office due to the reallocation of a portion of the office rental from administrative expense to cost of revenue in 2021.

Although we have effectively implemented our cost reduction measures, we expect our administrative expenses will increase over time as we continue to expand our business. Our selling expenses are expected to increase as we continue to expand our business and promote our Guardforce brand. Our administrative expenses are expected to increase, reflecting the hiring of additional personnel and other costs related to the anticipated growth of our business, as well as the higher costs of operating as a public company.

Other income

Other income is comprised mainly of miscellaneous income, interest income and gain (loss) from disposal of fixed assets.

For the six months ended June 30, 2021, other income was $237,178, an increase of $204,726 or 630.9%, as compared to $32,452 for the six months ended June 30, 2020. The increase was mainly due to amount due to a related party of $224,766 was forgiven in May 2021.

Finance costs

Finance costs are comprised of finance charges for leases, interest expense on interest-bearing bank borrowings and related party borrowings utilized for working capital purposes.

Income tax expense

For the six months ended June 30, 2021, our income tax expense was $nil, a decrease of $58,368, as compared to the six months ended June 30, 2020. We are subject to various rates of income tax under different jurisdictions. No income tax expense was due in the six months ended June 30, 2021 as there was no taxable profit reported earned in 2021.

Net loss

For the six months ended June 30, 2021, our net loss was $1,555,183, a slight increase of $23,579, as compared to net loss $1,520,394 for the six months ended June 30, 2020. This was mainly due to an increase in cost of revenues and an allowance on withholding tax receivables was made in 2021.

Net loss (profit) attributable to non-controlling Interests:

For the six months ended June 30, 2021 and 2020, net loss (profits) attributable to non-controlling interests were $(91) and $5,420 respectively.

Net loss attributable to equity holders of the Company:

For the six months ended June 30, 2021 and 2020, our net loss attributable to equity holders of the Company were $1,555,183 and $1,578,762, respectively.

Inflation.

Inflation is not expected to materially affect our business or the results of our operations.

Foreign Currency Fluctuations.

Our activities expose it to a variety of financial risks: foreign exchange risk, interest rate risk and liquidity risk. Our overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on our financial performance.

Critical Accounting Policies.

IFRS 15 Revenue from Contracts with Customers supersedes IAS 11 Construction Contracts, IAS 18 Revenue and related Interpretations and it applies, with limited exceptions, to all revenue arising from contracts with customers. IFRS 15 establishes a five-step model to account for revenue arising from contracts with customers and requires that revenue be recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring services or goods to a customer. IFRS 15 requires entities to exercise judgment, taking into consideration all of the relevant facts and circumstances when applying each step of the model to contracts with our customers. The standard also specifies the accounting for the incremental costs of obtaining a contract and the costs directly related to fulfilling a contract. In addition, the standard requires extensive disclosures.

IFRS 9 Financial Instruments replaces IAS 39 Financial Instruments: Recognition and Measurement for annual periods beginning on or after January 1, 2018, bringing together all three aspects of the accounting for financial instruments: classification and measurement; impairment: and hedge accounting.

The IASB issued a new standard IFRS 16 for leases. This standard replaced IAS 17. The main impact on lessees is that almost all leases are reflected on the balance sheet. This is because the balance sheet distinction between operating and finance leases is removed for lessees. Instead, under the new standard an asset (the right to use the leased item) and a financial liability to pay rentals are recognized. The only exemptions are short-term and low-value leases. The Company has adopted IFRS 16 from January 1, 2019 and has not restated comparatives for the prior reporting periods, as permitted under the specific transitional provisions in the standard. The reclassifications and the adjustments arising from the new leasing rules are therefore recognized in the opening consolidated balance sheet on January 1, 2019.

Non-IFRS Financial Measures

To supplement our unaudited interim condensed consolidated financial statements, which are prepared and presented in accordance with IFRS, we use the non-IFRS adjusted EBITDA as financial measures for our consolidated results.

We believe that adjusted EBITDA helps identify underlying trends in our business that could otherwise be distorted by the effect of certain income or expenses that we include in income (loss) from operations and net income (loss). We believe that these non-IFRS measures provide useful information about our core operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making. We present the non-IFRS financial measures in order to provide more information and greater transparency to investors about our operating results.

EBITDA represents net income before (i) finance costs, income taxes and depreciation of fixed assets and amortization of intangible assets, which we do not believe are reflective of our core operating performance during the periods presented.

Non-IFRS adjusted net income represents net income before (i) finance costs, income taxes and depreciation of fixed assets and amortization of intangible assets, (ii) certain non-cash expenses, consisting of stock-based compensation expense and allowance for withholding tax receivables.

Non-IFRS earnings per share represents non-IFRS net income attributable to ordinary shareholders divided by the weighted average number of shares outstanding during the periods. Non-IFRS diluted earnings per share represents non-IFRS net income attributable to ordinary shareholders divided by the weighted average number of shares outstanding during the periods on a diluted basis.

The table below is a reconciliation of our net income to EBITDA and non-IFRS net income for the periods indicated:

	For the six months ended June 30,
	2021	2020
Net loss - IFRS	$(1,555,183)	$(1,578,762)
Finance costs	440,952	435,713
Income taxes	-	58,368
Depreciation and amortization expense	2,542,432	2,486,283
EBITDA	1,428,201	1,401,602
Allowance for withholding tax receivables	98,226	-
Stock-based compensation expenses	-	18,826
Adjusted net income (Non-IFRS)	$1,526,427	$1,420,428

Non-IFRS earnings per share
Basic and diluted profit for the year attributable to ordinary equity holders of the Company*	$0.09	$0.08

Weighted average number of shares used in computation:
Basic and diluted*	17,486,264	17,090,926

*	Giving retroactive effect to the reverse split on August 20, 2021.

Liquidity and Capital Resources

Our principal sources of liquidity and capital resources have been, and are expected to continue to be, cash flow from operations and bank borrowings. Our principal uses of cash have been, and we expect will continue to be, for working capital to support a reasonable increase in our scale of operations as well as for business expansion investments.

On September 28, 2021, the Securities and Exchange Commission (“SEC”) declared effective a registration statement on Form F-1, as amended (File No. 333-258054) (the “Registration Statement”) for an initial public offering of 3,614,458 units of Guardforce AI, at a public offering price of $4.15 per unit, with each unit consisting of one ordinary share of the Company, par value $0.003 per share (the “Ordinary Share”), and one warrant to purchase one Ordinary Share, for aggregate gross proceeds of approximately $15 million, before underwriting discounts and other offering expenses.

As of June 30, 2021 and 2020, we had cash and cash equivalents and restricted cash of approximately $9.4 million and $9.0 million, respectively.

The following table summarizes the key cash flow components from our unaudited interim condensed consolidated statements of cash flows for the periods indicated.

	For the six months ended June 30,
	2021	2020
Net cash provided by operating activities	$2,042,948	$869,431
Net cash used in investing activities	(2,224,467)	(194,249)
Net cash (used in) provided by financing activities	(1,653)	834,718
Effect of exchange rate changes on cash	(554,528)	(178,352)
Net increase in cash and cash equivalents, and restricted cash	(737,700)	1,331,548
Cash and cash equivalents, and restricted cash, beginning	10,129,910	7,687,721
Cash and cash equivalents, and restricted cash, ending	$9,392,210	$9,019,269

Operating Activities

Net cash provided by operating activities was $2,042,948 for the six months ended June 30, 2021. The difference between our net loss of $1,555,183 and net cash provided by operating activities was mainly due to (i) depreciation and amortization of $2,542,432 mainly comprised of depreciation of fixed assets and depreciation for right-of-use assets; (ii) interest expense of $341,123 for the bank loans and loans from related parties; and (iii) the increase in other operating assets and liabilities of $618,539 which was generally due to the increase in amount due to related parties and withholding tax receivables, offset with the decrease in inventory.

Investing Activities

Net cash used in investing activities was $2,224,467 for the six months ended June 30, 2021, which was reflecting the net effect of (i) the purchase of property and equipment of $2,251,341; (ii) proceeds from fixed assets disposal of $2,598; and (iii) cash acquired from acquisition of Handshake of $24,276.

Financing Activities

Net cash used financing activities was $1,653 for the six months ended June 30, 2021, which was attributable to (i) repayment of borrowing of $378,046; (ii) proceeds from borrowings of $1,622,855; (iii) interest paid of $269,389; and (iv) repayment of principal for finance lease of $977,073.

Research and Development, Patents and Licenses, Etc.

The Company has no research and development plans at present and there is no intellectual property owned by the Company at this moment.

Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demand, commitments or events that are reasonably likely to have a material effect on our net revenues and income from operations, profitability, liquidity, capital resources, or would cause reported financial information not to be indicative of future operation results or financial condition.

Off-Balance Sheet Arrangements

We do not have off balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial position, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources that are material.

Tabular Disclosure of Contractual Obligations

		Payments Due by Period
			Less than	1-3	4-5	More than
Contractual Obligations	Nature	Total	1 year	years	years	5 years
Service fee commitments	(a)	$804,992	$368,175	$436,817	-	$-
Operating lease commitments	(b)	403,656	362,233	41,423	-	-
		1,208,648	$730,408	$478,240	-	-

(a)

The Company has commitments to pay certain service fees to Stander Information Company Limited, as its service provider to provide technical services for operating systems, that comprise a monthly fixed amount and certain other fees as specified in the agreement.

(b)	The Company has leased various low value items with various lease terms.